SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 3)*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

09060J106

(CUSIP Number)

HOPKINS CAPITAL GROUP II LLC

FRANCIS O’ DONNELL

865 LONGBOAT CLUB ROAD

LONGBOAT KEY FL. 34228

(314) 406-5367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 09060J106		Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary) HOPKINS CAPITAL GROUP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MISSOURI

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,465,490 SHARES OF COMMON STOCK 400,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $5.55 PER SHARE
8 SHARED VOTING POWER 0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER 3,465,490 SHARES OF COMMON STOCK 400,000 COMMON STOCK PURCHASE WARRANTS
10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,465,490 SHARES OF COMMON STOCK 400,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $5.55 PER SHARE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON* OO (The reporting person is a limited liability company)

SCHEDULE 13D
CUSIP No. 09060J106		Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (voluntary) FRANCIS E. O’DONNELL, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,627,755 SHARES OF COMMON STOCK 400,000 COMMON STOCK PURCHASE WARRANTS 182,500 STOCK OPTIONS
8 SHARED VOTING POWER 0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER 3,627,755 SHARES OF COMMON STOCK 400,000 COMMON STOCK PURCHASE WARRANTS 182,500 STOCK OPTIONS
10 SHARED DISPOSITIVE POWER 0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,627,755 SHARES OF COMMON STOCK 400,000 COMMON STOCK PURCHASE WARRANTS 182,500 STOCK OPTIONS
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) of BioDelivery Sciences International, Inc. a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 801 Corporate Center Drive, Suite #210, Raleigh, NC, 27607.

This Amendment No. 3 to Schedule 13D filed for Hopkins Capital Group II LLC and Francis E. O’Donnell is made to reflect the change in beneficial ownership as a result of bona fide gift of 75,000 warrants and share distribution of 231,033 shares of the Issuer’s common stock made by Hopkins Capital Group II, LLC.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Hopkins Capital Group II, LLC, a Missouri limited liability company (“HCG II”) and

(2)	Francis E. O’Donnell, Jr.

(b)	The address of the above persons is:

865 LONGBOAT CLUB ROAD

LONGBOAT KEY FL. 34228

(c)	Dr. O’Donnell is the managing member of HCG II and may be deemed to control HCG II. HCG II is a company which invests in securities and other obligations of entities. Dr. O’Donnell has control over HCG II and has voting and dispositive over HCG II’s shares of the Issuer.

(d)	HCG II and Dr. O’Donnell have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)	HCG II and Dr. O’Donnell have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. O’Donnell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

N/A. No consideration was received in the bona-fide gift of warrants and share distribution made by HCG II.

Item 4.	Purpose of Transaction

The transactions described above were not made with intent to cause a change of control to the Issuer nor any of the transactions set forth in items (a) through (j) of this item.

Item 5.	Interest in Securities of the Issuer

(a), (b) HCG II has voting and dispositive power on 3,940,490 shares of common stock in the issuer or 20.5% of the votes eligible to be cast by the shareholders of the Issuer.

(a), (b) Dr. O’Donnell owns has voting and dispositive power on 4,825,255 shares of common stock in the issuer or 22.3% of the outstanding shares of Common Stock.

(c) None.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 9th day of March, 2009.

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E O’Donnell, Jr., individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 9th day of March, 2009.

HOPKINS CAPITAL GROUP II, LLC

By:	/s/ Francis E. O’Donnell, Jr.
Name:	Francis E. O’Donnell, Jr.
Title:	Managing Member